Exhibit 99.1

FOR IMMEDIATE RELEASE - December 4, 2009 - CALGARY, ALBERTA - PETROFLOW ENERGY LTD. (TSX Symbol - PEF; NYSE Amex Symbol - PED)

PETROFLOW  ENERGY  LTD. RECEIVES NOTICE FROM ENTERRA ENERGY CORP.

Petroflow Energy Ltd. (“Petroflow” or the “Company”) announces that its subsidiary, North American Petroleum Corporation USA (NAPCUS) has received a “Notice” from Enterra Energy Corp. that alleges it is in default under the Farmout Agreement dated effective March 1, 2006 (the “Agreement”) by and between Enterra Acquisitions Corp, a wholly owned subsidiary of Enterra and NAPCUS.

The Company’s firm position is that it is not in default under the Agreement, for a number of reasons that will be clearly communicated to Enterra in support of Petroflow’s continuing rights under the Farmout.

In the Notice, Enterra stated that the Notice does not constitute a notice of termination and requested that NAPCUS propose a plan satisfactory to Enterra to cure its non-performance or to otherwise reach an understanding with Enterra to modify the current arrangement no later than December 10, 2009.  If no resolution can be reached and should the Company receive a termination notice under the Agreement, the Company would have 30 days to prepare a plan to cure the non-performance and a further 60 days thereafter to initiate drilling activities on the Farmout lands.

Forward Looking Statements

This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable Securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, inability to resolve disagreements related to our Farmout Agreement with Enterra Energy, adverse general economic conditions, inability to raise financing on acceptable terms or at all, operating hazards, drilling risks, inherent uncertainties in interpreting and applying engineering data, geologic data, and accumulated operating and production knowledge, technology change and failure, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

For additional information, please contact the following:

Mr. Sanford Andrew, President & COO	Mr. Duncan Moodie, CFO
Petroflow Energy Ltd.	Petroflow Energy Ltd.
307.277.2145	403.539.4320
www.petroflowenergy.com	www.petroflowenergy.com

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for the adequacy or accuracy of this news release.